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Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 911 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS REPORTS 2004 SECOND QUARTER
AND FIRST HALF RESULTS

  •
  Gross revenue increases 10%; income 4% higher in the 2004 first half

  •
  Environment strongest growth market at 15% organic growth

  •
  Favorable development in North and South America and other European countries

  •
  Further restructuring Netherlands for 2005 profit improvement

  •
  Outlook for 2004: income stable versus 2003 (excluding non-recurring charge)

ARNHEM, The Netherlands, August 10, 2004—ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering firm, today announced that in the first half of 2004 the Company increased gross revenues by more than 10% and net income from operations by 4% in comparison with the same period in 2003. This includes a negative currency impact of 3% caused by a lower U.S. dollar against the Euro. The increases are mainly the result of good performance in the environmental market and acquisitions completed in 2003.

In the second quarter, there was a slight decline in net income from operations, primarily due to continued poor market conditions in the Netherlands and a smaller contribution from non-consolidated companies. Gross revenue in the quarter increased by 13%, of which 7% was organic growth.

Market conditions in the Netherlands require strengthening of the Company's competitive position. This will be done by portfolio adjustments and streamlining of the organization. In the first half the activities of Bomendienst (green contracting), and Kafi (real estate valuations) were sold. Shortly after the close of the second quarter, the sale of Mandaat (collection agency) was finalized. Through these divestments the focus on core activities has increased. Combined annual gross revenues of these companies amounted to € 27 million; the number of employees was 275. The net book profit from the divestments amounts to € 4 million (for full year 2004).

In order to combat increased competition, the Company's Dutch organization will be further streamlined in the second half of 2004. To this effect a cost reduction program has been developed which will lead to considerable productivity improvement. This will lead to a non-recurring restructuring charge in the second half of 2004 of € 6.3 million. The restructuring measure will lead to 60 job losses. Including the provision related to the overhead reduction program in the first quarter, the non-recurring charges this year will total € 8.5 million. Annual savings associated with these programs are estimated at € 5 million.

As a result of the sale of Kafi and Mandaat and earlier declines in the Company's telecommunications activities, the communications segment currently only consists of activities related to geographical information systems. These activities will be combined with other segments (predominantly infrastructure) as of the third quarter of 2004. ARCADIS will now focus worldwide on three market segments: infrastructure, environment and buildings.

Commenting on these developments ARCADIS CEO Harrie Noy said: "Outside of the Netherlands, developments are positive. In most European countries growth in infrastructure continued. Organic growth of 15% in the environmental market, particularly on the basis of our successful GRiP® program in the United States, underlines our strong position in that market. In the Netherlands we must adjust to lower investment levels, which have led to increased competition and margin pressure. Our restructuring program in the Netherlands will improve productivity and will form the basis for margin improvement and enhanced profitability. The sale of non-core businesses is consistent with our policy to focus on activities with growth potential and higher margins."

Key figures

	Second quarter			First half
Amounts × € 1 million, unless otherwise stated
	2004	2003	Δ	2004	2003	Δ
Gross revenue	223	198	13%	431	391	10%
Operating income1)	9.0	7.9	14%	16.9	14.8	14%
Net income from operations1)	5.5	5.7	-/-3%	10.0	9.6	4%
Net income from operations per share (in EUR)2)	0.27	0.28	-/-3%	0.49	0.47	4%

1)
Before goodwill amortization
2)
In 2004 based on 20.5 million shares outstanding (in 2003: 20.3 million).

Analysis

Second quarter

Gross revenue during the second quarter of 2004 increased 13%, or by almost 15% if currency exchange rate effects are excluded. Of this increase almost 8% was due to acquisitions completed in 2003. The relatively strong organic growth of 7% was partially caused by the growth in projects with a high level of third-party services. In the Netherlands this relates to facility management and GIS systems, in the United States to the growth in GRiP® projects.

Net revenue (gross revenue minus materials and services from third parties) increased organically by 3%. In most of its European markets and the United States, organic growth was at a good level. The strong growth in Brazil and Chile is an indication of market recovery. In the Netherlands, gross revenue grew lightly compared to last year, net revenue, however, declined by 6%.

The increase in operating income of 14% can primarily be attributed to acquisitions. Offsetting this was an organic decline of 4% reflecting increases due to the U.S. environmental market and the Latin American recovery, offset by a decline in the Netherlands.

The contribution from non-consolidated companies was considerably lower in the quarter-to-quarter comparison because a full half year of results of Brazilian energy participations was included in last year's second quarter and there was a non-recurring contribution from the sale of a participation at that time as well. Because of these differences, net income from operations in the second quarter was 3% lower than in the same quarter last year.

First half

Gross revenue growth in the first half of 2004 was 10%; or 13% when the currency effect is excluded. Acquisitions contributed 9%, organic growth was 3%. The remaining 1% was the result of the sale of activities in the Netherlands. Developments are comparable to those in the second quarter.

The increase in operating income during the first half amounted to 14%. Organically, operating income declined by 6%. Due to a comparatively less steep decline in the contribution from non-consolidated companies, net income from operations for the first half of 2004 was 4% higher than in 2003.

Market developments

Any numbers in the following section apply to the gross revenue developments in the first half of 2004 in comparison with the same period last year, unless otherwise mentioned.

  •
  Infrastructure
  The 6% growth in this segment came from acquisitions completed last year, particularly in the United States. Organically activities declined 3%. This was caused by the situation in the Netherlands where large projects yield less work and the government is sparse with new investments. As a result, activities in the Dutch infrastructure market declined by 14%. This was offset by continued growth in Belgium, France and Spain. Market recovery also triggered increases in Brazil and Chile. The United States market is stable, and the Company's activities grew lightly.

  •
  Environment
  Organic growth amounted to 15%, and environment continues to be the strongest growth segment for ARCADIS. The increase primarily came from the United States. In the second quarter, ARCADIS announced a $200 million framework contract (maximum value) for the U.S. Army. In addition, the Milan project was won, a GRiP® assignment for the U.S. Army worth $45 million. The backlog in environmental work in the United States currently amounts to more than $300 million. Outside of the United States, organic growth in environment occurred almost everywhere but most substantially in the United Kingdom. Services for multinational clients were particularly important in this.

  •
  Buildings
  A transition is ongoing in this segment, focusing on activities with higher growth potential and margins. Through last year's acquisitions, the services were expanded with project management and consultancy capabilities. The 47% growth was mainly caused by these acquisitions. Organically this activity increased 12% mainly because of growth in facility management. Because these activities include a high level of services by third parties, the organic growth of the net revenue was limited to 3%. Activities in Belgium, France and Spain, also contributed to growth. In the United States, activities declined because a lack of investment in particularly in the automotive industry.

  •
  Communications
  The decline in this segment in prior years continued in the first half of 2004 with a decline of 10%. The major cause is the difficult market situation in real estate valuations in the Netherlands. These activities have been sold in the meantime. The remaining parts of this segment will be combined with other parts of the business.

Outlook

In the Dutch infrastructure market the focus is shifting to adjustment and renewal of existing infrastructure. This is not only true for railroads and roads but for urban areas as well. Slowly but surely more room is being created for public-private combined projects. The considerable experience of ARCADIS in rail infrastructure also offers opportunities in other European countries. This is supported by the recent awards, in France, of assignments for high-speed railway projects. The investments in trans-national networks, in Central Europe, also offer promising prospects. The market recovery in Brazil and Chile offers opportunities in several segments. The success of the GRiP® approach and the services to multinational clients are a good basis for continued growth in the environmental market. New impetus in the buildings segment is expected to mainly come from increases of investments because of economic improvement and from facility management.

CEO Noy concludes: "We are confident that we can expand our success in the market for guaranteed remediation solutions. Recovery in the Dutch market is not expected before 2005. The restructuring in the Netherlands will strengthen our competitive edge and improve our productivity, resulting in better margins. Because of the situation in the Netherlands we expect that, excluding non-recurring items and barring unforeseen circumstances, net income from operations will come out at the same level as in 2003. The restructuring in the Netherlands will have a non-recurring impact on net income from operations of (on balance) € 1.5 million. It is expected that these measures will lead to a positive effect on operating income of € 2 to € 3 million as of 2005."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl

—tables follow—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR
Amounts in millions, except per share amounts
Amounts in accordance with NL-GAAP

	Second quarter		First half year
	2004	2003	2004	2003
Gross revenue	223.4	198.1	430.7	390.9
Materials, services of third parties	61.7	53.2	113.2	102.3

Net revenue	161.7	144.9	317.5	288.6
Operational cost	148.8	133.0	292.6	266.0
Depreciation	3.9	4.0	8.0	7.8

Operating income	9.0	7.9	16.9	14.8
Financing income/expenses net	(0.8)	(0.6)	(1.8)	(1.2)

Income before taxes	8.2	7.3	15.1	13.6
Taxes	(2.8)	(2.5)	(5.6)	(4.9)

Income after taxes	5.4	4.8	9.5	8.7
Income from non-consolidated companies	0.6	1.7	1.2	1.7

Group income after taxes	6.0	6.5	10.7	10.4
Minority interest	(0.5)	(0.8)	(0.7)	(0.8)

Net income from operations	5.5	5.7	10.0	9.6
Amortization goodwill	(0.6)	(0.2)	(1.1)	(0.3)

Net income	4.9	5.5	8.9	9.3
Net income per share 1)
Basic	0.24	0.27	0.44	0.46
Diluted	0.24	0.27	0.43	0.46
Net income from operations per share
Basic	0.27	0.28	0.49	0.47
Diluted	0.26	0.28	0.48	0.47
Number of shares outstanding (in thousands)	20,527	20,336	20,527	20,336

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$
Amounts in millions, except per share amounts
Amounts in accordance with NL-GAAP

	Second quarter		First half year
	2004	2003	2004	2003
Gross revenue	269.1	224.7	528.1	431.6
Materials, services of third parties	74.3	60.4	138.7	113.1

Net revenue	194.8	164.3	389.4	318.5
Operational cost	179.2	150.8	358.9	293.4
Depreciation	4.7	4.5	9.8	8.6

Operating income	10.9	9.0	20.7	16.5
Financing income/expenses net	(1.0)	(0.7)	(2.2)	(1.4)

Income before taxes	9.9	8.3	18.5	15.1
Taxes	(3.4)	(2.8)	(6.9)	(5.4)

Income after taxes	6.5	5.5	11.6	9.7
Income from non-consolidated companies	0.8	1.9	1.5	1.9

Group income after taxes	7.3	7.4	13.1	11.6
Minority interest	(0.6)	(1.0)	(0.8)	(1.0)

Net income from operations	6.7	6.4	12.3	10.6
Amortization goodwill	(0.8)	(0.2)	(1.4)	(0.3)

Net income	5.9	6.2	10.9	10.3
Net income per share 1)
Basic	0.29	0.31	0.53	0.51
Diluted	0.29	0.31	0.54	0.51
Net income from operations per share
Basic	0.32	0.32	0.60	0.52
Diluted	0.31	0.32	0.59	0.52
Number of shares outstanding (in thousands)	20.527	20.336	20.527	20.336
Dollar exchange rate 1st quarter EUR 1=			$1.25	$1.07
Dollar exchange rate 2nd quarter EUR 1=			$1.20	$1.13
Dollar exchange rate 3rd quarter EUR 1=				$1.12
Dollar exchange rate 4th quarter EUR 1=				$1.19

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR
Amounts in millions
Amounts in accordance with NL-GAAP

	June 30, 2004	December 31, 2003
ASSETS
Fixed assets *)	98.0	98.7
Current assets	271.2	248.6

TOTAL	369.2	347.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	188.7	153.5
Long term debt	12.6	29.7
Provisions	21.8	20.0
Total equity	146.1	144.1

TOTAL	369.2	347.3

*) Including capitalized goodwill	38.1	38.2
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts in accordance with NL-GAAP
	2004	2003
Shareholders' equity at January 1,	136.6	134.6
Changes:
Net income current year	8.9	9.3
Options exercised	0.8	0.2
Dividend	(9.6)	(9.6)
Exchange rate differences	1.7	(4.8)

Shareholders' equity at balance sheet date	138.4	129.7

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$
Amounts in millions
Amounts in accordance with NL-GAAP

	June 30, 2004	December 31, 2003
ASSETS
Fixed assets *)	119.1	124.6
Current assets	329.6	314.0

TOTAL	448.7	438.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	229.3	193.8
Long term debt	15.3	37.6
Provisions	26.5	25.2
Total equity	177.6	182.0

TOTAL	448.7	438.6

*) Including capitalized goodwill	46.3	48.2
Calculated with US dollar rate of EUR 1.00 = US$:	1.22	1.26
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts in accordance with NL-GAAP
	2004	2003
Shareholders' equity at January 1,	172.4	142.0
Changes:
Net income current year	10.9	10.3
Options exercised	1.0	0.2
Dividend	(11.7)	(11.0)
Exchange rate differences	(4.4)	6.7

Shareholders' equity at balance sheet date	168.2	148.2

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in EUR
Amounts in millions
Amounts in accordance with NL-GAAP

	First half year
	2004	2003
Net income	8.9	9.3
Depreciation and amortization	9.1	8.1

Gross cash flow	18.0	17.4
Net working capital	(20.1)	(27.6)
Other changes	1.4	0.4

Total operational cash flow	(0.7)	(9.8)
Investments (net) in:
(In)tangible fixed assets	(5.4)	(6.4)
Acquisitions/divestments	1.8	(15.3)
Financial assets/divestments	(0.7)	(1.9)
Total financing activities	(0.8)	(3.6)

Change in cash and equivalents	(5.8)	(37.0)

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in US$
Amounts in millions
Amounts in accordance with NL-GAAP

	First half year
	2004	2003
Net income	10.9	10.3
Depreciation and amortization	11.2	8.9

Gross cash flow	22.1	19.2
Net working capital	(24.4)	(31.5)
Other changes	1.6	0.5

Total operational cash flow	(0.7)	(11.8)
Investments (net) in:
(In)tangible fixed assets	(6.5)	(7.3)
Acquisitions / divestments	2.2	(17.5)
Financial assets/divestments	(0.8)	(2.2)
Total financing activities	(1.2)	(3.5)

Change in cash and equivalents	(7.0)	(42.2)

—EXPLANATORY NOTES FOLLOW—

EXPLANATORY NOTES

Principles for valuation and calculation of profit.

The consolidated profit and loss account and balance sheet have been drawn up in accordance with the principles for valuation as applied to the 2003 annual accounts.

Dividend

The number of outstanding shares as per 12/31/2003 was 20,430,377 common shares and 200 priority shares. A further 75,207 shares were added in the period up till the moment of dividend payment due to the exercising of options by American employees. On 5/26/2004 a dividend of EUR 0.48 per share was paid on all common shares (except on the temporarily purchased shares for the coverage of the 2001 option plan). The total dividend paid out was EUR 9.6 million.

Divestments

In the first six months of 2004 a number of company subsidiaries or activities were divested; this includes Bomendienst and part of the green contracting activities and KAFI.

Balance sheet

Long term debt in the reporting period decreased by EUR 18.2 million. As this debt will be paid back in the first half of 2005 it has been included under current liabilities in the June 30, 2004 balance sheet.

Financial instruments

Similar to the reporting year 2003, no financial instruments were used in 2004 to hedge currency translation differences or interest rate risks.

Contingent liabilities

Compared to the year end 2003 situation, no substantive changes have occurred in contingent liabilities.

Developments after the balance sheet date

At the beginning of the third quarter of 2004, the subsidiary Mandaat was sold. The book gain on this sale will be used to pay for the further reorganization of ARCADIS Nederland.

International Financial Reporting Standards (IFRS)

Because ARCADIS has not yet completed its investigations into the consequences of IFRS implementation, it is not yet possible to provide a quantitative analysis about the effect of IFRS on the opening balance sheet per January 1, 2004 and the results in the first half of 2004.

Segment information

The geographical segmentation is:

	Gross revenue*		Net revenue*		Operating income*
	2004	2003	2004	2003	2004	2003
Netherlands	149.2	143.6	115.6	111.6	4.5	5.3
North and South America	141.1	121.7	99.9	87.7	6.4	4.8
Other European countries	118.1	102.9	90.1	77.4	5.4	4.2
Other regions	22.3	22.7	11.9	11.9	0.6	0.5
Total	430.7	390.9	317.5	288.6	16.9	14.8

*Amounts × €1 million

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EXPLANATORY NOTES